Exhibit 99.1

News Release

July 13, 2023

TELUS provides update to annual guidance to reflect TELUS International’s revised financial outlook for full year 2023

Updating full year 2023 targets for Consolidated Operating Revenue and Adjusted EBITDA growth to reflect TELUS International’s updated annual outlook; notably implied annual financial growth target for TTech operating segment remains unchanged

Pre-releasing Q2 2023 subscriber results, including strong Mobile Phone and Connected Device net additions of 110,000 and 124,000, respectively; Solid total Fixed customer net additions of 59,000 including Internet, TV and Security net additions of 35,000, 17,000 and 15,000, respectively

Total Mobile and Fixed customer growth of 293,000, up 46,000 over last year, and our strongest second quarter on record, driven by strong demand for our leading portfolio across Mobility and Fixed services

Vancouver, B.C. – TELUS Corporation (TELUS) today announced an update to its annual guidance for 2023 as a result of TELUS International’s (TI) updated full-year annual outlook as announced today, July 13, 2023. The update to TI’s full-year outlook, which now calls for Revenue in the range of US$2.7 billion to US$2.73 billion and Adjusted EBITDA of US$575 million to US$600 million, was revised lower due to more pronounced than anticipated demand challenges in the near-term from certain clients within the technology vertical. Due to TI’s updated annual outlook for 2023, TELUS is now targeting Consolidated Operating Revenue growth of 9.5 to 11.5 per cent (from 11 to 14 per cent) and Adjusted EBITDA growth of 7 to 8 per cent (from 9.5 to 11 per cent). TELUS is the controlling shareholder of TI and as a result consolidates its financial results through TELUS’ DLCX operating segment. In the first quarter of 2023, DLCX Adjusted EBITDA represented approximately 10 per cent of TELUS’ consolidated financial results. Importantly, the implied financial guidance for TELUS’ TTech operating segment remains unchanged for 2023.

“As a result of global macroeconomic pressures, TI announced today an update to its financial annual outlook, resulting in TELUS revising its full year Operating Revenue and Adjusted EBITDA growth guidance,” said Darren Entwistle, President and CEO of TELUS, and Chair of the TI Board of Directors. “The severe, global pressures that TI has faced have been unprecedented, particularly within the technology vertical as clients aggressively address their cost structures, including successive employee downsizing activities. In response, our TI team is judiciously focused on optimizing its own cost structure, including reducing staff levels to address lower service volumes in the technology sector, as well as pervasively deploying automation and GenAI-enabled solutions internally to drive down its cost to serve. Despite these near-term pressures at TI, we remain highly confident in their medium and long-term operational execution and financial outlook. Indeed, the opportunities remain strong for TI as it relates to digital transformation, GenAI adoption and the continuing, critical importance of differentiated digital customer experience solutions in the market that will fuel TI’s long-term growth and profitability.”

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“Today, we are also releasing operating metrics for our TTech business segment, illustrative of continued robust customer growth,” continued Darren. “Total Mobile and Fixed customer growth of 293,000, was up 46,000 over last year, and represents our strongest second quarter on record. This was driven by strong demand for our leading portfolio across Mobility and Fixed services, backed by our industry-best customer experience, and world-leading wireless and wireline broadband PureFibre networks.”

Q2 2023 customer net additions results for TELUS’ TTech operating segment include:

●	Strong Mobile Phone net additions of 110,000, up 17,000 over the same period a year ago, and best second quarter result since 2010.

●	Record second quarter Connected Device net additions of 124,000, up 32,000 year-over-year.

●	Continued strong Internet, TV and Security net additions of 35,000, 17,000 and 15,000, respectively, rendering total fixed net additions of 59,000.

●	Total customer net additions of 293,000, up 46,000 year-over-year, and our strongest second quarter on record.

TELUS will announce its full second quarter operating and financial results for 2023 on Friday, August 4, 2023.

TELUS International conference call

TELUS International CEO Jeff Puritt and CFO Vanessa Kanu will be hosting an investor conference call on Thursday, July 13, 2023 beginning at 5:30pm ET. Interested parties can access the live webcast on the TELUS International Investor Relations website at: www.telusinternational.com/investors/news-events and a replay will also be available on the website following the conference call.

Caution regarding forward-looking statements

This news release contains forward-looking statements about the financial and operating performance of TELUS Corporation and TELUS International, including updated financial targets for 2023. The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

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By their nature, forward-looking statements are subject to inherent risks and uncertainties (such as the impact of the COVID-19 pandemic, regulatory decisions and developments, the performance of the Canadian and provincial economies, the competitive environment, the impact of technological substitution, challenges in deploying technology, our earnings and free cash flow, and our capital expenditures) and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in or implied by the forward-looking statements. The assumptions on which our 2023 outlook is based and the risks and uncertainties that could cause actual performance to differ materially from this outlook are described in Section 9 and Section 10 of our 2022 annual Management’s discussion and analysis (MD&A) and updated in Sections 9 and 10 of our Q1 2023 interim MD&A.

The forward-looking statements in this news release are subject to the cautionary note and based on the assumptions, qualifications and risks described in detail in TELUS’ 2022 and first quarter 2023 MD&A, which are incorporated by reference herein, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Forward-looking statements describe TELUS’ expectations and are based on our assumptions as at the date of this press release and are subject to change. The forward-looking statement in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2023 financial results. Such information may not be appropriate for other purposes. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is a dynamic, world-leading communications technology company with $18 billion in annual revenue and 18 million customer connections spanning wireless, data, IP, voice, television, entertainment, video, and security. Our social purpose is to leverage our global-leading technology and compassion to drive social change and enable remarkable human outcomes. Our longstanding commitment to putting our customers first fuels every aspect of our business, making us a distinct leader in customer service excellence and loyalty. The numerous, sustained accolades TELUS has earned over the years from independent, industry-leading network insight firms showcase the strength and speed of TELUS’ global leading networks, reinforcing our commitment to provide Canadians with access to superior technology that connects us to the people, resources and information that make our lives better.

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Operating in 31 countries around the world, TELUS International (TSX and NYSE: TIXT) is a leading digital customer experience innovator that designs, builds, and delivers next-generation solutions, including AI and content moderation, for global and disruptive brands across strategic industry verticals, including tech and games, communications and media, eCommerce and fintech, banking, financial services and insurance, healthcare, and others.

TELUS Health is a global healthcare leader, which provides employee and family primary and preventative healthcare and wellness solutions. Our TELUS team, along with our 100,000 health professionals, are leveraging the combination of TELUS’ strong digital and data analytics capabilities with our unsurpassed client service to dramatically improve remedial, preventative and mental health outcomes covering 67 million lives, and growing, around the world. As the largest provider of digital solutions and digital insights of its kind, TELUS Agriculture & Consumer Goods enables efficient and sustainable production from seed to store, helping improve the safety and quality of food and other goods in a way that is traceable to end consumers.

Driven by our determination and vision to connect all citizens for good, our deeply meaningful and enduring philosophy to give where we live has inspired TELUS and our team to contribute $1.5 billion, including 2 million days of service since 2000. This unprecedented generosity and unparalleled volunteerism have made TELUS the most giving company in the world. Together, let’s make the future friendly.

For more information about TELUS, please visit telus.com, follow us at @TELUSNews on Twitter and @Darren_Entwistle on Instagram.

Investor Relations

Robert Mitchell

(647) 837-1606

ir@telus.com

Media Relations

Steve Beisswanger

(514) 865-2787

Steve.Beisswanger@telus.com

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